# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ares Private Markets Fund, CIK 0001876006
CUSIP: 04020B103
Title of class of securities: Class A Common Shares; Class D Common Shares; Class I Common Shares
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 12/31/2024
Amends the filing with accession number 0001193125-22-101758
Filed by CIK 0001142872
Persons authorized to receive notices and communications: Scott D. Fitzhenry, 175 Berkeley Street, Boston, Massachusetts (MA), 02116, 617-357-9500

## Reporting persons
- Liberty Mutual Holding Company Inc. (CIK 0001142872): type of reporting person: corporation (CO); citizenship or place of organization: Massachusetts (MA); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,276,759; sole dispositive power 0; shared dispositive power 3,276,759; aggregate amount beneficially owned 3,276,759 (5.6% of the class)
- Liberty Mutual Retirement Plan Master Trust: type of reporting person: employee benefit plan or endowment fund (EP); citizenship or place of organization: Massachusetts (MA); source of funds: working capital (WC); sole voting power 0; shared voting power 670,517; sole dispositive power 0; shared dispositive power 670,517; aggregate amount beneficially owned 670,517 (1.1% of the class); the aggregate amount excludes certain shares
- Liberty Mutual Investment Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 2,606,242; sole dispositive power 0; shared dispositive power 2,606,242; aggregate amount beneficially owned 2,606,242 (4.5% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Class A Common Shares; Class D Common Shares; Class I Common Shares
Name of issuer: Ares Private Markets Fund
Address of issuer's principal executive offices: 245 Park Avenue, 44th Floor, New York, New York (NY), 10167
Comment:
This Amendment No. 2 to Schedule 13D is being filed by Liberty Mutual Holding Company Inc. ("LMHC"), Liberty Mutual Retirement Plan Master Trust ("LMRPMT") and Liberty Mutual Investment Holdings LLC ("LMIH") (collectively, the "Reporting Persons", and each, a "Reporting Person"), in respect of the Class A Common Shares, $0.001 par value per share, the Class D Common Shares, $0.001 par value per share and the Class I Common Shares, $0.001 par value per share (collectively, the "Common Shares"), of Ares Private Markets Fund (the "Issuer").

The Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on April 1, 2022, as amended and supplemented by Amendment No. 1 on October 1, 2024 (together, the "Schedule"), is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 2. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

## Item 2. Identity and Background
Name of person filing: Liberty Mutual Holding Company Inc.; Liberty Mutual Retirement Plan Master Trust; Liberty Mutual Investment Holdings LLC
Residence or business address: 175 Berkeley Street, Boston, MA 02116
Present principal occupation or employment: LMHC operates primarily through two businesses: (1) global risk solutions and (2) global retail markets. Each of these businesses market and underwrite insurance policies issued by the insurance entities owned or controlled by LMHC. LMIH holds various private equity assets. LMRPMT is a qualified benefit plan for the benefit of the employees of Liberty Mutual Group Inc. and its participating employers.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship:
Liberty Mutual Holding Company Inc.: Massachusetts; Liberty Mutual Retirement Plan Master Trust: Massachusetts; Liberty Mutual Investment Holdings LLC: Delaware

The name, present principal occupation or employment and citizenship of each director and executive officer of LMHC are set forth on Exhibit 99.4 hereto, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
The disclosure in Item 4 to the Schedule is hereby supplemented by adding the following at the end thereof:

On December 3, 2024, the Issuer announced the commencement of a tender offer (the "Tender Offer") to purchase an amount up to approximately 5.00% of the net assets of the Issuer from shareholders of the Fund at their net asset value calculated as of the valuation date of December 31, 2024. In connection with the Tender Offer, the Reporting Persons tendered an aggregate of 580,540 Common Shares held by the Reporting Persons (the "Tendered Shares") at a price per Common Share to be determined by the Issuer in accordance with the Schedule TO filed by the Issuer on October 31, 2024. The Tender Offer closed on December 31, 2024.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule is hereby amended and restated as follows: The percentages of Common Shares beneficially owned described in this Schedule 13D are based on 58,460,662.5 Common Shares outstanding as of October 31, 2024 and after giving effect to the repurchase of the Tendered Shares.

2,606,242 Common Shares (4.5%) are owned directly by LMIH and may be deemed to be beneficially owned by LMHC because LMHC indirectly controls all of the outstanding interests in LMIH. Certain of LMHC's subsidiaries have the right to receive or the power to direct the receipt of dividends from, and the proceeds from the sale of, Common Shares owned directly by LMIH. Liberty Mutual Insurance Company and Peerless Insurance Companies, each an indirect wholly owned subsidiary of LMHC, own 40% and 22%, respectively, of the membership interests in LMIH. Each of the Reporting Persons (other than LMIH), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

670,517 Common Shares (1.1%) are owned directly by LMRPMT and may be deemed to be beneficially owned by LMHC because LMHC indirectly controls the investment and voting decisions of the Common Shares directly held by LMRPMT as a result of a sub-advisory arrangement between Liberty Mutual Group Asset Management Inc. and the Liberty Mutual Retirement Committee, the named fiduciary of LMRPMT. Each of the Reporting Persons (other than LMRPMT), and each of their affiliated entities and the officers, partners, members and managers thereof, disclaims beneficial ownership of these securities.

3,276,759 Common Shares (5.6%) may be deemed to be beneficially owned by LMHC because (i) LMHC indirectly controls all of the outstanding interests in LMIH and (ii) LMHC indirectly controls the investment and voting decisions of the Common Shares directly held by LMRPMT as a result of a sub-advisory arrangement with Liberty Mutual Group Asset Management Inc.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule is hereby amended and restated as follows:
The responses of each of the Reporting Persons with respect to Rows 7, 8, 9 and 10 of the cover pages of this Schedule 13D that relate to the number of Common Shares as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of are incorporated herein by reference.
Transactions in the class effected during the past sixty days: On December 3, 2024, the Issuer announced the commencement of a tender offer (the "Tender Offer") to purchase an amount up to approximately 5.00% of the net assets of the Issuer from shareholders of the Fund at their net asset value calculated as of the valuation date of December 31, 2024. In connection with the Tender Offer, the Reporting Persons tendered an aggregate of 580,540 Common Shares held by the Reporting Persons (the "Tendered Shares") at a price per Common Share to be determined by the Issuer in accordance with the Schedule TO filed by the Issuer on October 31, 2024. The Tender Offer closed on December 31, 2024.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: 99.4 - Annex

## Signatures
- Liberty Mutual Holding Company Inc.: /s/Vlad Barbalat, Vlad Barbalat, Executive Vice President and Chief Investment Officer (01/03/2025)
- Liberty Mutual Retirement Plan Master Trust: By: Liberty Mutual Insurance Company, its Adviser; By: Liberty Mutual Group Asset Management Inc., its Sub-Adviser: /s/Demetri Fifis, Demetri Fifis, Vice President (01/03/2025)
- Liberty Mutual Investment Holdings LLC: /s/Demetri Fifis, Demetri Fifis, Vice President (01/03/2025)